NO ACT

PE
10-7-16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

DIVISION OF
CORPORATION FINANCE

OCT 26 2016

16005137

October 26, 2016

Washington, DC 20549

Gene D. Levoff
Apple Inc.
glevoff@apple.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 10-26-16

Re: Apple Inc.
Incoming letter dated October 7, 2016

Dear Mr. Levoff:

This is in response to your letters dated October 7, 2016 and October 21, 2016 concerning the shareholder proposal submitted to Apple by Jing Zhao. We also have received a letter from the proponent dated October 13, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jing Zhao

FISMA & OMB MEMORANDUN M-07-16

October 26, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 7, 2016

The proposal recommends that the company engage multiple outside independent experts or resources from the general public to reform its executive compensation principles and practices.

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Apple may exclude the proposal under rule 14a-8(i)(7). We note that the proposal focuses on senior executive compensation. Accordingly, we do not believe that Apple may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

October 21, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Jing Zhao

Dear Ladies and Gentlemen:

I am writing on behalf of Apple Inc. to respond to the Proponent's letter to the staff dated October 13, 2016, in which the Proponent objects to the Company's intention to omit from its 2017 Proxy Materials his Proposal requesting that the Company retain additional compensation consultants. The bases on which the Company intends to omit the Proposal are set forth in my letter to the staff dated October 7, 2016. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in my initial letter.

The Company's exclusion of the Proposal is consistent with the many no-action letters cited in my initial letter. The Proponent's letter fails to address any of those no-action letters and, as discussed below, fails to offer any persuasive reason why the Proposal is not excludable on all of the bases cited in my initial letter.

The Proposal Relates to a Hiring Decision and Therefore Involves an Ordinary Business Matter

The Proponent asserts that the Proposal "is to reform the executive compensation policy" and "has nothing to do with the company's hiring decisions." This assertion ignores the incontrovertible fact that the action requested by the Proposal is that the Company "engage multiple outside independent experts or resources." The engagement of consultants necessarily involves hiring decisions, and hiring decisions clearly are matters of ordinary business. The Proposal's request that the consultants be engaged for the purpose of reforming the Company's executive compensation principles and practices does not somehow shift the focus of the Proposal from the retention of additional compensation consultants to a matter relating to executive compensation.

Curiously, the Proponent argues that, because the supporting statement gives the Board and Compensation Committee "flexibility to select multiple independent experts or sources," the Proposal does not focus on ordinary business matters. In fact, even if this statement were not contained in the supporting statement, the Proposal gives the Company the "flexibility" to select the consultants to be retained. Allowing the Company to decide for itself which new consultants to hire does not mean that the decisions the Proposal would have the Company make are not hiring decisions. Because the Proposal relates to hiring decisions, the Proposal is excludable under 14a-8(i)(7).

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

The Proposal is Vague and Indefinite

The Proponent acknowledges that the Proposal does not define certain words and phrases, such as "outside independent experts," "resources," and "general public," which the Proponent dismisses as "commonly used English words." Although the words may be commonly used, they do not have a commonly understood meaning when used in the context of the Proposal, where the words and phrases purport to establish separate and independent qualifications for compensation consultants or other consulted resources. Instead, as used in the Proposal, they are ambiguous, vague and indefinite.

The Proponent argues that the Proposal cannot be deemed vague and indefinite because two other companies have included in their proxy statements unrelated proposals that use one or more phrases similar to those used in the Proposal. The examples cited by the Proponent requested the creation of a human rights committee and indicated that the committee's members should include, among others, "outside relevant human rights experts" or "respected outside human rights experts." Neither of the proposals required that the experts appointed to the human rights committee be considered all of "outside," "independent" and part of the "general public." Nor did either of the proposals call on the company to also "engage . . . resources" to advise the committee. The proposals therefore presented far less ambiguity than the Proposal.

Separately, the Proponent contends that the Proposal cannot be vague or ambiguous because, by its terms, the Company "retains the flexibility to implement the [P]roposal." Providing the Company with broad authority to implement the Proposal as the Company sees fit, based on the Company's best guess as to what the Proposal requests, does not render the Proposal less vague and indefinite for the shareholders asked to vote on the Proposal. Nor would unlimited "flexibility" to implement the Proposal make it any easier for the Company to determine with any reasonable certainty what shareholders voting on the Proposal might expect the Company to do if the Proposal were approved. By the Proponent's logic, no proposal would ever be considered vague and indefinite so long as the proponent included a sentence conferring upon the company the power, authority and flexibility to implement the proposal according to its own interpretation of the proposal. Inclusion of such a broad delegation of authority does not cure the underlying defect in a vague and indefinite proposal and should not be considered a savings clause for vague and indefinite proposals.

The Company Lacks the Power or Authority to Implement the Proposal

The Proponent asserts that implementation of the Proposal would not violate Commission and NASDAQ rules because the Company "***can choose not*** to violate Commission and NASDAQ rules." The Proponent does not explain, however, how the Company could implement the policy without violating Commission and NASDAQ rules.

As explained in my initial letter, Commission and NASDAQ rules require that the Compensation Committee have sole discretion over whether to retain a compensation consultant and, if the committee decides to retain a consultant, who that consultant should be. The Proposal seeks to have shareholders determine whether the Compensation Committee should retain multiple consultants, and also seeks to dictate the eligibility requirements for the additional consultants. By usurping the Compensation Committee's required authority, the Proposal, if approved and implemented, would force the Compensation Committee to hire additional consultants and risk noncompliance with Commission and NASDAQ rules. Choosing not to violate the rules, as the Proponent suggests as a means of implementing the Proposal, could be accomplished only by choosing *not* to implement the Proposal. Because implementation of the Proposal would cause the Company to violate Commission and NASDAQ rules, the Company lacks the power or authority to implement the Proposal, and the Proposal is excludable under Rule 14a-8(i)(6).

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel, Corporate Law

cc: Jing Zhao

FISMA & OMB MEMORANDUN M-07-16

October 13, 2016

Via email shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao for Inclusion in Apple Inc. Proxy Statement

Ladies and Gentlemen:

There is no need to use common reason and logic to rebut the three baseless excuses citing irrelevant cases for exclusion of my proposal in Apple's October 7, 2016 letter to the SEC. However, to prevent the company's Board from repeating the same baseless statements in their Opposition Statement against my proposal, I would like to point out:

I. My proposal does not involve the company's ordinary operation. My proposal is to reform the executive compensation policy. It has nothing to do with the company's hiring decisions; it does not focus on ordinary business matters. Especially at the end of Supporting Statement, my proposal states: "For the purpose of this proposal, the Board and the Compensation Committee have the flexibility to select multiple independent experts or sources."

II. My proposal is neither vague nor indefinite. For the purpose not to "micro-manage" the company business, the proposal does not redefine the commonly used English words "outside independent experts," "resources" and "general public" so the company retains the flexibility to implement the proposal. My other proposals, such as human rights committee proposals voted at Google 2010 (http://cpri.tripod.com/cpr2010/google_proxy.pdf) and

Goldman Sachs 2013
(http://cpri.tripod.com/cpr2013/2013-proxy-statement-pdf.pdf Item 5) shareholders meetings, used the same words "outside" and "experts." They caused nothing "vague" or "indefinite" understanding to shareholders. It is absurd to assume, as indicated in the Apple October 7, 2016 letter, that Apple shareholders do not have the same English reading ability as Google or Goldman Sachs shareholders. Furthermore, to avoid intervening to the company's ordinary business process, my proposal does not specify who must comply with my proposal.

III. The Company does not lack the power or authority to implement the proposal. The company ***can choose not*** to violate Commission and NASDAQ rules to implement my proposal.

Shareholders have the right to vote on this important policy issue. Should you have any questions, please contact me at ***FISMA & OMB MEMORANDUN M-07-16***

Respectfully,

Jing Zhao

Jing Zhao

Cc: Gene D. Levoff glevoff@apple.com
Gaines, Weston J. <weston.gaines@hoganlovells.com>

Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a8(i)(7)

October 7, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Apple Inc.
Shareholder Proposal of Jing Zhao

Dear Ladies and Gentlemen:

Apple Inc., a California corporation (the "***Company***"), hereby requests confirmation that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Jing Zhao (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "***2017 Proxy Materials***").

Copies of the Proposal and the Supporting Statement and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("***SLB No. 14D***"), this submission is being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this submission also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the staff provide its response to this request to the undersigned via e-mail.

Apple
1 Infinite Loop
Cupertino, CA 95014

T 408 996-1010
F 408 996-0275
www.apple.com

The Company intends to file its definitive 2017 Proxy Materials with the Commission more than 80 days after the date of this letter.

THE PROPOSAL

On June 13, 2016, the Company received from the Proponent, by e-mail, a letter submitting the Proposal for inclusion in the 2017 Proxy Materials. The Proposal reads as follows:

> Resolved: shareholders recommend that Apple Inc. engage multiple outside independent experts or resources from the general public to reform its executive compensation principles and practices.

BASES FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may omit the Proposal from its 2017 Proxy Materials in reliance on (i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, (ii) Rule 14a-8(i)(3) because the Proposal is vague and indefinite and (iii) Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

I. Rule 14a-8(i)(7) – The Proposal Concerns the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) ¶ 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission described two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

A. The Proposal Relates to the Company's Hiring Decisions

The Proposal does not seek shareholders' views on any aspect of the Company's executive compensation program or request that the Company change any identified compensation principle or practice. Instead, the Proposal urges the Company to change the ***process*** by which compensation decisions are made by "engag[ing] multiple outside independent experts or resources" to participate in the process. The proposal therefore mandates a hiring decision, which the staff has consistently allowed to be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

The Supporting Statement notes that "the Board and the Compensation Committee have the flexibility to select" the experts and other resources called for by the Proposal. To the extent that this statement is intended to mean that the Company's Board or Compensation Committee should retain additional experts and other resources, the Proposal is excludable as relating to hiring or retention decisions. The staff has consistently allowed exclusion under Rule 14a-8(i)(7) of proposals that seek to compel a board of directors to retain additional advisers, as a matter of process, to assist with the board's performance of its duties. In *Occidental Petroleum Corporation* (March 3, 2000), for example, the staff concurred in the company's exclusion of a proposal requesting that each member of the board of directors retain an analyst, at the company's expense, to provide information and professional advice for the purpose of assisting the directors in the performance of their oversight role. In its letter to the staff, Occidental Petroleum argued, and the staff seemed to agree, that whether the proposal was viewed as relating to "a decision to hire a consultant or a decision to hire an employee," the proposal sought to compel the board or the company to utilize additional advisers and therefore was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations.

The Proposal calls for a change in the ***process*** by which the Company formulates its executive compensation principles and practices. The Proposal would have the Company change this process by retaining additional advisers having certain (ill-defined) qualifications (e.g., representing the "general public"). As the staff acknowledged in *Occidental Petroleum*, however, a proposal that seeks to compel a board of directors to retain outside advisers to assist with the board's decision-making processes relates to a matter of ordinary business. The staff has reached the same conclusion regarding proposals that seek to compel a board of directors to retain consultants to advise on a matter specified in the proposal. See, e.g., *Bob Evans Farms, Inc.* (June 23, 1997) (allowing exclusion of a proposal that the board retain a consulting firm to make recommendations for improving the company's "poor" financial performance, on the grounds that the proposal was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., the employment and supervision of outside investment counsel)"); *Texaco, Inc.* (January 21, 1983) (allowing exclusion of a proposal requesting that the board retain independent outside consultants to analyze the advisability of the company's plan to own and operate certain service stations, on the grounds that the proposal related to ordinary business "i.e., the determination to hire outside consultants to study certain marketing practices").

Exclusion of the Proposal also is consistent with the staff's position that companies may exclude proposals relating to "the selection of independent auditors or, more generally, management of the independent auditor's engagement." Numerous no-action letters have acknowledged that the audit committee's selection of the company's independent auditor is a matter of ordinary business. *See, e.g., 3M Company* (January 19, 2016) (allowing exclusion of a proposal requiring the audit committee to seek proposals for the audit engagement no less than every eight years); *Kimberly Clark Corporation* (December 21, 2004) (allowing exclusion of a proposal that the company amend its governing instruments to provide for rotating its outside auditor every five years).

Because the Proposal, whether applicable to the Company, the Board or the Committee, seeks to compel a hiring decision, the Proposal relates to the Company's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7).

B. The Proposal Focuses on Ordinary Business Matters Regardless of Whether It Touches on a Significant Policy Issue

The focus of the Proposal is on the Company's process relating to compensation decisions, and it is only tangentially related to the significant policy issue of executive compensation. While the Supporting Statement indicates that the Proponent is concerned about "wage inequality," the Proposal does not seek to establish any guidelines for achieving any form of wage equality, or call for a change in executive compensation in any respect at all. Rather, the Proposal seeks to alter only the process by which compensation decisions are made, by requiring the Company to engage "multiple outside independent experts or resources from the general public" to participate in the process.

In contrast to compensation-related proposals that have been viewed by the staff as raising a significant policy issue, the Proposal's focus is not on any substantive element of the Company's executive compensation program. Instead, the Proposal's focus is on the number of, and the process for selecting, the individuals who provide advice and assistance in the compensation-setting process. The Proposal is not substantively different from a proposal requesting that the Committee stop engaging its current compensation consultant, or add an additional director to the Committee.

The Proposal's suggestion that the requested change in process would lead to "reform" does not change the focus of the Proposal on process. The Proposal does not request that the Company make any particular change in its executive compensation principles or practices. Accordingly, even if the Company were to implement the Proposal, the Proposal gives no guidance to the Company or the "multiple outside independent experts or resources" to be engaged regarding any changes to be made to any element of executive compensation. Like the proposal in *Occidental Petroleum*, the Proposal seeks only to force the engagement of additional consultants to provide information and advice; it does not seek to implement any significant policy outcome.

The Proposal is clearly distinguishable from shareholder proposals that focus on a significant policy issue relating to executive compensation and therefore are not excludable under Rule 14a-8(i)(7). Unlike those proposals, the Proposal does not address the amount, components, terms, or any other element of executive compensation. *See, e.g., CVS Health Corporation* (March 16, 2016) (disallowing exclusion of a proposal requesting that the compensation committee review the company's executive compensation policies to assess wage disparities over a specified time period, determine whether senior executive compensation (including, but not limited to, options, benefits, perks, loans and retirement agreements) should be modified to be kept within certain boundaries based on pay ratios, determine whether layoffs of non-executive employees should affect executive compensation, and issue a report of the committee's findings); *Bank of America* (February 3, 2016) (disallowing exclusion of a proposal requesting amendment of the company's clawback policy); *JPMorgan Chase & Co.* (March 10, 2016) (disallowing exclusion of a proposal requesting adoption of an executive compensation policy that considers ethical and social factors such as economic conditions, unemployment and average income);

Lazard Ltd. (January 20, 2016) (disallowing exclusion of a proposal requesting a policy prohibiting acceleration of vesting of equity-based awards for senior executives upon voluntary resignation to enter government service).

The staff has consistently concurred that a proposal may be excluded when it focuses on an ordinary business matter, even if it touches upon a significant social policy issue. For instance, in *Apple Inc.* (December 30, 2014), the staff allowed the exclusion of a proposal that urged "the compensation committee to include in the metrics used to determine incentive compensation for the company's five most-highly compensated executives a metric related to the effectiveness of the company's policies and procedures designed to promote adherence to laws and regulations." In concurring with the exclusion, the staff noted that "although the proposal relates to executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program." Similarly, in *Exelon Corp.* (February 21, 2007), the staff permitted the exclusion of a proposal seeking to prohibit payment of bonuses to the company's executives to the extent that performance goals were achieved through a reduction in retiree benefits. In allowing the exclusion, the staff noted that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Delta Air Lines* (March 27, 2012) (allowing exclusion of proposal requesting that the board of directors prohibit payment of incentive compensation to executive officers unless the company first adopted a process to fund the retirement accounts of the company's pilots); *Wal-Mart Stores, Inc.* (March 17, 2003) (permitting exclusion of proposal requesting that the board of directors consider increasing the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation and noting that "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits").

As the foregoing letters demonstrate, even if the Proposal is deemed to touch on a significant policy issue, the focus of the Proposal is on the Company's decision-making process and hiring decisions. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

II. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The staff has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) if it is so vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

Under this standard, the staff has routinely permitted exclusion of proposals that fail to define key terms or otherwise fail to provide sufficient clarity or guidance to enable either shareholders or the company to understand how the proposal would be implemented. In *Pfizer Inc.* (December 22, 2014), for example, the staff allowed exclusion of a proposal requesting that the chairman be an independent director whose only "nontrivial professional, familial or financial connection to the company or its CEO is the directorship," because the scope of the prohibited "connections" was unclear. *See also The Boeing Company* (March 2, 2011) (allowing exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" without explaining the meaning of the phrase); *Prudential Financial, Inc.* (February 16, 2007) (allowing exclusion of proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" because it failed to define critical terms such as "senior management incentive compensation programs"); *General Electric Company* (February 5, 2003) (allowing exclusion of proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" because it failed to define critical terms such as "compensation" and "average wage" or otherwise provide guidance concerning its implementation).

The staff has also regularly allowed exclusion of proposals under Rule 14a-8(i)(3) where the meaning and application of key terms used in the proposal may be subject to differing interpretations, such that shareholders in voting on the proposal and the company in implementing it might be uncertain what the proposal calls for or reach different conclusions regarding the manner in which the proposal should be implemented. Ambiguities in a proposal may render the proposal materially misleading, because "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991) (allowing exclusion of proposal to prohibit "any major shareholder... which currently owns 25% of the Company and has three Board seats from compromising the ownership of the other stockholders," where the meaning and application of such terms as "any major shareholder," "assets/interest" and "obtaining control" would be subject to differing interpretations); *see also Exxon Corporation* (January 29, 1992) (allowing exclusion of proposal regarding board membership criteria because certain terms, including "considerable amount of money" and "bankruptcy," were subject to differing interpretations); *Occidental Petroleum Corporation* (February 11, 1991) (allowing exclusion of proposal requesting a shareholder vote on "present as well as future shares that are issued and outstanding in regard to buyback of shares," where the proposal could be interpreted in multiple ways, including that the proposal only apply to shares issued in exchange for outstanding shares or that present and future shareholders be entitled to vote on share buybacks); *NYNEX Corporation* (January 12, 1990) (allowing exclusion of proposal relating to noninterference with the government policies of certain foreign nations because the undefined terms "interference" and "government policies" meant the proposal could be interpreted to require different restrictions, such as simply not violating foreign laws or alternatively not taking actions inconsistent with uncodified policies of foreign governments).

As discussed below, the Proposal suffers from both of these defects, as it fails to define or clarify several key terms and, as a result, is subject to multiple interpretations regarding the manner in which it would be implemented.

A. *The Proposal Fails to Define "Outside Independent Experts," "Resources" and "General Public"*

The Proposal requests that the Company "engage multiple outside independent experts or resources from the general public." The Proposal does not, however, define the terms "outside independent experts," "resources" or "the general public," all of which are crucial to understanding who is to be "engage[d]" in the requested reform of the Company's executive compensation principles and practices. Moreover, it is unclear whether the requirement that advisers be selected from the "general public" applies to both "outside independent experts" and "resources," or only to "resources." These ambiguities render the Proposal vague and indefinite.

The Proposal would require the Company to engage as compensation advisers individuals selected from one or both of two categories of the population: "outside independent experts" and "resources." The Proposal does not explain, however, what characteristics, qualifications or experience a person must have in order to fall within either or both of these categories. For instance, it is impossible to know what factors might be relevant to an "outside" individual's eligibility to serve as an "independent" expert. Moreover, if the "outside independent expert" has to be selected from the "general public," it is unclear how the terms "outside" and "independent" differ from the requirement that advisers also be from the "general public." If an individual is determined to be both "outside" and "independent," what additional factors must be considered to assess whether the individual is a member of the "general public?"

Nor does the Proposal provide any indication as to what is meant by a "resource." A "resource" could be an individual who is available to provide advice, or could be interpreted to mean a publication, study, report, blog or other written material. The latter interpretation would be difficult to reconcile with the Proposal's requirement that the Company "engage" the resource, which suggests that a resource must be an individual. If the term "resource" is intended to refer to individuals, however, it is unclear how those individuals would differ from the "experts" referred to in the Proposal.

The Proposal also provides no indication of who comprises the "general public" from which the requested resources (and, depending on how the Proposal is interpreted, the requested experts) must be selected. The Supporting Statement suggests that the "general public" would include independent scholars, think tanks, unions and academic societies, but that list is non-exclusive, and the Proposal provides no further insight into how to identify the universe of eligible advisers. Accordingly, neither the Company in implementing the Proposal, nor shareholders in voting on it, would be able to determine with any reasonable certainty who the Company would turn to for the additional input the Proposal requests.

The Supporting Statement concludes by stating that "[t]he Board and the Compensation Committee have the flexibility to select multiple independent experts or sources." Presumably this "flexibility" is intended to counter any argument that the Proposal is vague and indefinite by allowing the Company to interpret the Proposal's requirements as it sees fit. However, providing the Company with broad discretion in implementing the Proposal, based on the Company's best guess as to what the Proposal requests, does not render the Proposal less vague and indefinite for the shareholders asked to vote on it. Nor would unlimited "flexibility" to implement the Proposal make it any easier for the Company to determine with any reasonable certainty what shareholders voting on the Proposal might expect the Company to do if the Proposal were approved. Accordingly, inclusion of such a broad delegation of authority does not cure the underlying defect in a vague and indefinite proposal.

B. The Proposal Fails to Clearly Identify Who Must Comply with the Proposal

Yet another ambiguity in the Proposal is that it fails to specify to whom it applies: the Company, or the Board and the Committee. The Proposal purports to apply to "Apple Inc.," suggesting that the Company (presumably meaning management), and not the Board or the Committee, must engage the additional advisers. The last sentence of the Supporting Statement, however, suggests that the additional advisers are to be engaged by the Board and the Committee. Accordingly, if the Proposal were approved, it would be impossible for the Company or the shareholders to know who must act to implement it.

All of these ambiguities would confuse shareholders attempting to ascertain the scope of the Proposal. Similarly, if the Proposal were approved, the Company's implementation of the Proposal could have very different consequences than shareholders envisioned in approving it. Accordingly, the Proposal is vague and indefinite and therefore is excludable under Rule 14a-8(i)(3).

III. Rule 14a-8(i)(6) – The Company Lacks the Power or Authority to Implement the Proposal

Rule 14a-8(i)(6) allows exclusion of a proposal if the company lacks the power or authority to implement it. As discussed below, the Company lacks the power to implement the Proposal because implementation would cause the Company to violate Commission rules relating to compensation committees as well as the listing standards of the NASDAQ stock market, the principal exchange on which the Company's common shares are traded. Implementation would violate these rules and listing standards if the Proposal is interpreted to require retention of outside consultants by the Company.

Section 10C(c)(1) of the Exchange Act and Rule 10C-1(b)(2) thereunder require that the rules of each national securities exchange, including NASDAQ, provide compensation committees of listed companies with certain authority. Rule 10C-1(b)(2), as implemented by NASDAQ Rule 5605(d)(3)(A), provides that a compensation committee of a listed company "may, ***in its sole discretion***, retain or obtain the advice of a compensation consultant, legal counsel or other adviser." (emphasis added). In addition, Rule 10C-1(b)(2)(ii), as implemented by NASDAQ Rule 5605(d)(3)(B), provides that the compensation committee "shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other adviser . . . ."

To the extent that the Proposal would require the Company to engage outside consultants or advisers, who then would participate in establishing the Company's executive compensation principles and practices, implementation of the Proposal would cause the Company to violate Rule 10C-1(b)(2)(ii) and NASDAQ Rule 5605(d)(3). These provisions establish that the authority to engage outside consultants or advisers rests entirely with the Committee, not management, the Company or the Company's shareholders. Because the Proposal may be read to require the retention of additional compensation advisers by the Board or the Committee, the Proposal would deprive the Committee of the authority to exercise "sole" discretion in determining whether and, if so, whom to retain as an adviser. Even if the Proposal were interpreted to apply only to management, and not to the Committee, the Proposal requires that the input of the new advisers be taken into account in establishing the Company's executive compensation principles and practices. Because the Committee is responsible for establishing and implementing the Company's executive compensation principles and practices, the Proposal would require the Committee to consider the views and conclusions of management's compensation consultant(s), in contravention of Rule 10C-1(b)(2) and NASDAQ Rule 5605(d)(3).

Moreover, if the Proposal's call for multiple "outside independent experts or resources" is deemed to limit the Committee's discretion to obtain advice from a "non-independent" or "inside" consultant, the Proposal would limit the Committee's "sole discretion" in determining the appropriate qualifications of its advisers. In that instance, implementation of the Proposal and the constraints that would be placed on the Committee would cause the Company to be in violation of SEC and NASDAQ rules.

The staff has previously allowed exclusion of proposals in reliance on Rule 14a-8(i)(6) where implementation of the proposal would cause the company to be in violation of the listing standards of the exchange on which the company's securities are listed. In *3M Co.* (March 19, 2007), for example, the staff agreed that the company could exclude a proposal "requir[ing] that four of the nine 'non-Chair' directors be current or former employees of the company with at least twenty years of service." In its request for a no-action letter, 3M explained that, because the company's chair was non-independent, implementation of the proposal would cause the company's ten-member board to have five non-independent directors, resulting in "a clear violation of the New York Stock Exchange Listing Standards." The staff agreed that the proposal was excludable under Rule 14a-8(i)(6).

Because implementation of the Proposal would cause the Company to be in violation of Commission and NASDAQ rules, implementation of the Proposal is beyond the power and authority of the Company, and therefore the Proposal is excludable under Rule 14a-8(i)(6).

CONCLUSION

For the reasons discussed above, the Company believes it may omit the Proposal and Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6). We respectfully request that the staff concur with the Company's view and confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2017 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (408) 974-6931 or by e-mail at glevoff@apple.com.

Sincerely,

Gene D. Levoff
Associate General Counsel
Corporate Law

Attachments

cc: Jing Zhao

Exhibit A

Copy of the Proposal and Related Correspondence

*** FISMA & OMB Memorandum M-07-16 ***

June 13, 2016

Secretary

Apple Inc.

1 Infinite Loop, MS: 301-4GC

Cupertino, California 95014

(via post mail & email shareholderproposal@apple.com)

Re: Shareholder Proposal on Executive Compensation Reform

Dear Secretary:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2017 annual meeting of shareholders and a letter of my shares ownership. I will continuously hold these shares until the 2017 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Shareholder proposal

Shares ownership letter

Shareholder Proposal on Executive Compensation Reform

Resolved: shareholders recommend that Apple Inc. engage multiple outside independent experts or resources from the general public to reform its executive compensation principles and practices.

Supporting Statement

According to Apple Notice of 2016 Annual Meeting of Shareholders, "Since 2014, the Compensation Committee has engaged the services of Pay Goverance LLC, ...on matters for which the Compensation Committee is responsible." (p. 26). However, any single consulting firm cannot represent the general public, such as independent scholars, think tanks, unions and academic societies, to advise fair, just and ethical compensation principles. The failure of our executive compensation principles and practices is clearly shown in the same $1,000,000 salary, the same $20,000,105 stock award and the same $4,000,000 non-equity incentive plan compensation each in 2015 to our five of six named executive officers (p.35). What is use of the Compensation Committee when it could not differentiate the contribution of the tremendously different functions of the CFO, the Retail and Online Stores SVP, the Internet Software and Services SVP, the Hardware Engineering SVP and the Secretary of our company?

As Professor Thomas Piketty (Capital in the Twenty-First Century, trans. Arthur Goldhammer. Cambridge: The Belknap Press of Harvard University Press, 2014) stated, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms." (p.298) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

For the purpose of this proposal, the Board and the Compensation Committee have the flexibility to select multiple independent experts or sources.

Scottrade

MEMBER FINRA/SIPC

100 Pringle Ave Ste 330 Walnut Creek CA 94596-3580
p: 925-256-6425 • f: 925-256-0395

June 13, 2016

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Zhao:

This letter serves as confirmation that you have continuously owned at least 30 shares of Apple, Inc. (AAPL) from 6/6/2014 through the present day.

If we can be of any additional assistance, please contact us at 925-256-6425.

Sincerely,

Todd Rouleau
Branch Manager